Results of November 11, 2004 and January 10, 2005 shareholder meetings
 (Unaudited)

A special meeting of shareholders of the fund was held on November 11, 2004. At that meeting consideration of certain proposals was adjourned to a final meeting held on January 10, 2005.

November 11, 2004 meeting

At the meeting, each of the nominees for Trustees was elected, as follows:

	     Votes	Votes
	For	Withheld
Jameson A. Baxter	17,575,556	775,193
Charles B. Curtis	17,561,783	788,966
Myra R. Drucker	17,573,774	776,975
Charles E. Haldeman, Jr.	17,568,592	782,157
John A. Hill	17,565,660	785,089
Ronald J. Jackson	17,569,222	781,527
Paul L. Joskow	17,560,632	790,117
Elizabeth T. Kennan	17,543,110	807,639
John H. Mullin, III	17,562,235	788,514
Robert E. Patterson	17,569,272	781,477
George Putnam, III	17,560,066	790,683
A.J.C. Smith *	17,560,943	789,806
W. Thomas Stephens	17,569,133	781,616
Richard B. Worley	17,572,089	778,660

* Mr. Smith resigned from the Board of Trustees on January 14,
2005.

January 10, 2005 meeting

A proposal to amend the funds fundamental investment restriction with respect to diversification of investments to enhance the funds ability to invest in registered investment companies such as Putnam Prime Money Market Fund was defeated as follows:


	     Votes	Votes		Abstentions
	For	Against


	11,401,956	639,914		6,936,065

A proposal to amend the funds fundamental investment restriction with respect to senior securities to clarify that permitted borrowings are not prohibited was defeated as follows:


	     Votes	Votes		Abstentions
	For	Against

				11,214,902		771,917
	6,991,116



All tabulations are rounded to the nearest whole number.